Exhibit 99.2

Glass House Brands Announces the Filing of an Updated At-The-Market Distribution Program

LONG BEACH, Calif. and TORONTO, July 15, 2026 -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (NYSE: GLAS) today announced that it has updated its at-the-market distribution program (the “ATM Program”), pursuant to which the Company may, from time to time, sell up to US$100 million of its equity shares (the “Equity Shares”). The update permits sales under the ATM Program into the United States following the Company’s listing of its subordinate voting shares on the New York Stock Exchange (the “NYSE”) on June 30, 2026.

Sales of the Equity Shares, if any, under the ATM Program in the United States and Canada will be completed in accordance with the terms of an amended and restated equity distribution agreement dated July 14, 2026 (the “A&R Equity Distribution Agreement”) among the Company, ATB Capital Markets Corp. (the “Canadian Agent”), ATB Capital Markets USA Inc. (“ATB USA”) and Wilson-Davis & Co., Inc. (“WD”, and together with ATB USA, the “U.S. Agents”).

The offering under the ATM Program is being made in Canada pursuant to an amended and restated prospectus supplement dated July 14, 2026 (the “A&R Prospectus Supplement”), amending and restating the prospectus supplement dated June 10, 2026, to the short form base shelf prospectus dated June 10, 2026 (the “Shelf Prospectus”), and in the United States pursuant to a prospectus supplement dated July 14, 2026 (the “U.S. Prospectus Supplement”), to the Company’s final base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-297455) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Since any Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management.

The Company currently intends to use net proceeds of the ATM Program, if any, for cultivation expansion, potential acquisitions that may be identified in the future and general corporate purposes. The Company views the ATM Program as a long-term source of potential capital to be accessed on an opportunistic basis, rather than servicing an immediate need.

Sales of Equity Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, as sales made directly on CBOE Canada or any other recognized Canadian “marketplace” within the meaning of National Instrument 21-101 – Marketplace Operation, and in the manner of “at-the-market offering” as defined in Rule 415 of the U.S. Securities Act of 1933, as amended, including sales made directly on the NYSE.

A copy of the Shelf Prospectus, the A&R Prospectus Supplement and the A&R Equity Distribution Agreement may be found on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile. A copy of the U.S. Prospectus Supplement and the Registration Statement may be found on EDGAR on the SEC’s website (www.sec.gov). Alternatively, the Canadian Agent will send copies of the Shelf Prospectus, the A&R Prospectus Supplement and the A&R Equity Distribution Agreement to Canadian investors upon request by contacting the Canadian Agent by email at atbcm_dealflow@atb.com. The U.S. Agents will send copies of the U.S. Prospectus Supplement and the Registration Statement to U.S. investors upon request by contacting the U.S. Agents by email at atbcm_dealflow@atb.com or compliance@wdco.com. Prospective investors should read the Shelf Prospectus, the A&R Prospectus Supplement, the U.S. Prospectus Supplement and the Registration Statement before making an investment decision.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Equity Shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the expected sale of Equity Shares under the ATM Program and the intended use of any proceeds from the ATM Program. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including whether any sales are made under the ATM Program, market conditions, the market price and liquidity of the Equity Shares, limitations under applicable securities laws and stock exchange requirements, the Company’s ability to satisfy continued listing requirements, risks associated with the cannabis industry and U.S. federal cannabis regulation, and those risks disclosed in the Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

Jon DeCourcey, Vice President of Investor Relations

T: (781) 724 6869

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouseIR@kcsa.com